FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
Canadian Operator Chooses MIND CTI to Supply its Far-reaching Billing and Customer Care Suite for Wireless Operation
.. Dated January 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2011

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Iancu =================== Name: Monica Iancu Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: Canadian Operator Chooses MIND CTI to Supply its Far-reaching Billing and Customer Care Suite for Wireless Operation

Exhibit 1

Canadian Operator Chooses MIND CTI to Supply its Far-reaching Billing and Customer Care Suite for Wireless Operation

Yoqneam, Israel, January 24, 2011 - MIND C.T.I. LTD. (Nasdaq GM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced it has been chosen by EastLink to provide MIND's end-to-end prepaid and postpaid convergent billing solution.

In recognition of the special relationship, the Board resolved to issue EastLink a warrant to purchase 924,545 ordinary shares of MIND at an exercise price of $2.48 per share (equal to the average closing price per share of MIND's ordinary shares on the NASDAQ Stock Market during the 30 trading day period immediately preceding the date of the issuance thereof). The Warrant shall be exercisable from time to time for a period of 18 months following the date of issuance thereof.

MIND provides EastLink with an integrated end-to-end prepaid and postpaid convergent billing solution for full support of its future wireless services and offers scalability to meet EastLink's expected rapid subscriber growth. MIND's solution supports all of EastLink's billing and customer care requirements enabling EastLink to be competitive in the marketplace with its flexible services and promotions offerings.

"EastLink chose MIND after concluding a detailed process where we considered all our options. MIND's comprehensive platform and extensive experience working with mobile communications providers will provide flexibility as we grow our business," said Matthew MacLellan, President of Wireless at EastLink. "We see MIND as a long-term partner and we are happy to have the opportunity to become a future investor in MIND."

Monica Iancu, Chairperson and CEO, commented: "We are excited to have been selected by such a dynamic operator and by the professional team that managed the process. We believe that this is the beginning of a long-term partnership and welcome EastLink to both MIND families, customers and investors."

About EastLink
Located in Canada, EastLink is one of the fastest Internet providers in North America. EastLink provides a range of communications, entertainment, television and advertising services to residential, business and public sector customers in Atlantic Canada, Ontario, Quebec, Alberta, Manitoba and British Columbia. It was the first cable company in Canada to enter the telephone market, and the first communications and entertainment company in North America to combine cable, Internet and telephone service in one communications and entertainment package. EastLink has been recognized as one of Canada's 50 Best Managed Companies for the past four years.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

Jill Laing
EastLink
Tel: +902-446-1939
Jill.Laing@corp.eastlink.ca